Exhibit 21.1

SUBSIDIARIES OF DT MIDSTREAM, INC.
DT Midstream’s principal subsidiaries as of December 31, 2024 are listed below. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Subsidiary		State of Incorporation
1	Bluestone Pipeline Company of Pennsylvania, LLC	Pennsylvania
2	DTM Appalachia Gathering, LLC	Delaware
3	DTM LEAP Gas Gathering, LLC	Delaware
4	DTM Louisiana Gathering, LLC	Delaware
5	DTM Millennium Company	Michigan
6	DTM Nexus, LLC	Delaware
7	DTM Vector Company	Michigan
8	Guardian Pipeline, LLC	Delaware
9	Midwestern Gas Transmission Company	Delaware
10	Stonewall Gas Gathering LLC	Delaware
11	Stonewall Gas Holdings, LLC	Delaware
12	Susquehanna Gathering Company I, LLC	Pennsylvania
13	Viking Gas Transmission Company	Delaware